

October 10, 2013

<u>Via E-mail</u>
Mr. Jim R. Black
Executive Vice President and Chief Financial Officer
Mattress Firm Holding Corp.
5815 Gulf Freeway
Houston, Texas 77023

> **Re: Mattress Firm Holding Corp.**
> **Form 10-K for the Year Ended January 29, 2013**
> **Filed April 1, 2013**
> **File No. 001-35354**

Dear Mr. Black:

　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　Sincerely,

　　　　　　　　/s/ Jennifer Thompson

　　　　　　　　Jennifer Thompson
　　　　　　　　Accounting Branch Chief